UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): July 1, 2004

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5. Other Events

MEGlobal, a 50/50 Joint Venture between Petrochemical Industries Company (PIC) of Kuwait and The Dow Chemical Company, announced the commencement of operations. The text of that press release is contained in the attached Exhibit.

Item 7. Financial Statements and Exhibits

The following exhibit is filed as a part of this report:

Exhibit No. 99

News Release – MEGlobal Begins Operation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 1, 2004   THE DOW CHEMICAL COMPANY

By: /S/ TINA S. VAN DAM
       Name: Tina S. Van Dam
       Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO. 99   DESCRIPTION

                      MEGlobal Begins Operation